RECEIVED

2005 NOV 18 P 1:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

11 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

05012673

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
08 NOVEMBER TO 10 NOVEMBER 2005

184	08/11/2005 : 07:00:00	Smiths Group PLC - Acquisition
185	09/11/2005 : 15:03:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:00 08-Nov-05
Number	7727T

smiths

News Release

London, 8 November 2005
For immediate release

Smiths Group's acquisition extends Detection technology range

Smiths Group today announced that it has extended the range of technologies in its Detection division by acquiring LiveWave Inc., a privately owned U.S. company based in Rhode Island, Connecticut, LiveWave has developed software systems which network large numbers of sensors and video cameras with connectors to remote viewing and recording stations. The addition of LiveWave's technologies further enhances Smiths Detection's strategy of providing a wide range of detection sensors and integrating them with control systems that can be managed as a total security solution. The total cost of the acquisition is $17.6 million, which has been satisfied in cash.

Keith Butler-Wheelhouse, chief executive of Smiths Group, said: "The acquisition will enable Smiths Detection to offer a complete package of sensors, ranging from X-ray to chemical detectors and CCTV in a single system, linked to a central command and control capability."

LiveWave also specialises in digitally enabling CCTV systems for facility networks, increasingly a core technology for security applications. Smiths Detection is now positioned to address sectors such as perimeter security and mass transit with integrated networks that include chemical detectors and video systems. Building on complementary product ranges, the acquisition is expected to generate considerable new sales growth for Smiths in these markets.

LiveWave has a broad customer base, including the U.S. Department of Homeland Security, the Federal Protection Service, and Department of Transportation. For the Washington D.C. Mass Transit Authority it is the incumbent digital security vendor for 'PROTECT', a system combining video and chemical agent sensors that provides early warning systems, facility management and incident protocols on the D.C. Metro Subway System.

– Ends –

Contacts

Media	Chris Fox	+44 (0)20 8457 8403
Investor Relations	Russell Plumley	+44 (0)20 8457 8203

Smiths Group designs and manufactures safety-critical systems and products, and has market leading positions in aerospace, detection systems, medical devices, mechanical seals and interconnect products. For further information visit www.smiths-group.com

Smiths Detection is one of four operating divisions of Smiths Group plc. Smiths Detection offers technologically advanced security solutions to detect and identify explosives, chemical & biological agents, weapons and contraband. Employing trace detection technology together with Smiths Heimann X-ray imaging, Smiths Detection provides screening solutions for customers in civil and military markets worldwide. For more information visit: www.smithsdetection.com

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	15:03 09-Nov-05
Number	8920T

smiths

9 NOVEMBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: MORGAN STANLEY SECURITIES LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION OF INTERESTS OF MORGAN STANLEY SECURITIES LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : NOT DISCLOSED

5. Number of shares / amount of stock acquired: N/A

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: 04.11.2005

11. Date listed company informed: 09.11.2005

12. Total holding following this notification: NOT DISCLOSED

13. Total percentage holding of issued class following this notification*: NOT DISCLOSED

14. Any additional information

    MORGAN STANLEY SECURITIES HAS NOTIFIED THE COMPANY THAT, AS A RESULT OF A DISPOSAL OF AN INTEREST IN THE COMPANY'S SHARES ON 4 NOVEMBER 2005, IT NO LONGER HOLDS A NOTFIABLE INTEREST.

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 09.11.2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved